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                                                                      EXHIBIT 4

DATE: September 23, 1996
CONTACT: Arthur M. Jones, Sr.
PHONE: (205) 424-3421 ext. 202
FAX: (205) 425-3525

                             FOR IMMEDIATE RELEASE

    BIG B REJECTS REVCO OFFER; ACTIVELY EXPLORING ALTERNATIVES; IMPLEMENTS
                            SHAREHOLDER RIGHTS PLAN

  BIRMINGHAM, ALABAMA--September 23, 1996--Big B, Inc. (NASDAQ: BIGB) announced that its Board of Directors has unanimously voted to reject the offer of a subsidiary of Revco D.S., Inc. (NYSE: RXR) to acquire all of the outstanding shares of Common Stock of Big B at a price of $15.00 in cash per share and to recommend to Big B's shareholders that they not tender any shares to Revco pursuant to the Revco tender offer.

  After considering a variety of factors, including the opinion of The Robinson-Humphrey Company, Inc., Big B's financial advisor, that the consideration to be received by Big B shareholders (other than Revco and its affiliates) pursuant to Revco's offer is inadequate from a financial point of view, the Board of Directors concluded that the Revco offer is inadequate and not in the best interests of Big B's shareholders.

  The Board of Directors also concluded that the interests of Big B's shareholders would best be served if Big B were to actively explore alternatives to maximizing shareholder value. Big B has already received inquiries from other interested parties. The Board has authorized Big B to provide confidential information about the Company to interested parties who agree to enter into a confidentiality agreement in a form acceptable to Big B. Although the Board has made no decision to sell the Company, the Board will give careful consideration to any acquisition proposal that appropriately reflects Big B's intrinsic value.

  In order to allow sufficient time to develop and consider possible alternatives, the Board has approved a Shareholder Rights Plan. Under the Rights Plan, rights will be distributed as a dividend at the rate of one Right for each share of Big B common stock held by shareholders of record as of the close of business on October 3, 1996. The Rights Plan also provides that in certain circumstances in which an "Acquiring Person" attains a 10% or greater ownership interest in Big B or otherwise tries to gain control of Big B, in either case without the prior approval of the Big B Board of Directors, the Rights will allow holders of Big B common stock (other than the Acquiring Person) to acquire at a discount shares of Big B common stock or, in certain circumstances, shares of the Acquiring Person. The Rights Plan will expire on June 30, 1997, or earlier in certain circumstances.

  Details of the foregoing, including a detailed description of the Rights Plan, are outlined in the Company's Schedule 14D-9 which is being filed today with the Securities and Exchange Commission and which will be mailed shortly to all shareholders.

  Big B, Inc. is the nation's 10th largest drug store chain operating 397 units throughout the southeastern United States.